SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the Month of November 2004

GENESYS S.A.

(Exact name of registrant as specified in its charter)

L'Acropole, 954-980 avenue Jean Mermoz, 34000 Montpellier, FRANCE

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

Genesys Conferencing Reports Third Quarter 2004 Results

Reston, Virginia, and Montpellier, France – November 15, 2004 – Genesys Conferencing (Euronext 3955) (NASDAQ: GNSY), a global multimedia conferencing leader, today reported financial results (unaudited) for the third quarter ended September 30, 2004. All results are reported under French Generally Accepted Accounting Principles (GAAP).

Third Quarter 2004 Operating Highlights

•	Total volume increased to 372.8 million minutes, up 15.7% from the third quarter of 2003
•	Genesys Meeting Center, automated services, volume increased to 337.9 million minutes, up 23.8% from the third quarter of 2003
•	Multimedia Minute usage, included in Genesys Meeting Center volumes, increased sequentially by 121% to 33.4 million minutes
•	Successful launch of Genesys Meeting Center 3.0

“We are pleased with our improved year-over-year volume growth and our increased penetration of the large enterprise market with Genesys Meeting Center conferencing and collaboration services,” stated Francois Legros, Chairman and Chief Executive Officer. “Converged conferencing and collaboration applications are where the industry is heading, and we lead the industry with a truly integrated multimedia conferencing service. We are able to start taking greater advantage of this opportunity as a result of our realigned organization, strengthened technological leadership, improved cost structure and reinforced presence in the large enterprise market.”

Third Quarter 2004 Operating Results

(in millions)	USD[1]	EUR
Revenue
Q3 2004	$ 40.7	€ 33.3
Q3 2003	$ 40.8	€ 36.3

Change %	-0.3%	-8.3%

EBITDA before non recurring items[2]
Q3 2004	$ 5.7	€ 4.7
Q3 2003	$ 8.0	€ 7.1

Change %	-28.4%	-34.1%

Revenue for the third quarter of 2004 was €33.3 million, an 8.3% decrease compared to 2003 third quarter revenue of €36.3 million. In U.S. dollars, third quarter 2004 revenue was $40.7 million or flat compared to $40.8 million in the third quarter of 2003. The weakness of the U.S. dollar compared to the euro, contributed to the revenue decline on a euro basis. As expected, revenue reflects the continued transition of the company’s product mix from attended to automated conferencing services. Automated services represented approximately 74.4% of total revenue in the third quarter of 2004 compared to 68.3% in the third quarter of 2003. Revenue also reflects the continued transition in the company’s customer base to a greater portion of large enterprise customers who generate significant volumes at lower prices.

Gross margin was 58.8% in the third quarter of 2004 compared to 62.5% in the third quarter of 2003. Although revenue from higher margin automated conferencing services continued to increase, gross margin was offset as expected by the increase in the proportion of volumes generated by large enterprise customers, which traditionally have lower margins.

“Providing users on-demand access to a full set of integrated multimedia conferencing and collaboration services is a core component of our growth strategy,” stated Legros. “As we work to transition each customer to Multimedia Minute bundled pricing, Genesys expects to benefit from higher volume and more stable revenue and gross margins.”

Introduced in late 2003, Multimedia Minute, a flat-rate model designed to simplify pricing and promote volume growth of multimedia services from both new and existing customers, generated 33.4 million minutes of usage in the third quarter of 2004.

Selling, general and administrative expenses, excluding non-recurring charges, were €17.6 million in the third quarter of 2004 compared to €18.2 million in the third quarter of 2003 and €19.1 million in the second quarter of 2004. Non-recurring charges related to relocation and centralization efforts accounted for approximately €0.8 million in the third quarter of 2004.

Earnings before interest, taxes, depreciation and amortization (EBITDA2), before non-recurring charges in the third quarter of 2004, was €4.7 million as compared to €7.1 million in the same period last year. This decline reflects lower gross profit due to the increase in the proportion of volumes generated by large enterprise customers. In U.S. dollars, EBITDA, before non-recurring charges, was $5.7 million for the third quarter of 2004 compared to $8.0 million in the same period last year.

As of September 30, 2004, the company’s net cash3 was €12.9 million. Net cash is down from €14.2 million at June 30, 2004, primarily due to the reimbursement of €3.2 million of the company’s outstanding convertible notes during the third quarter of 2004. Subsequent to the end of the third quarter, in October 2004, the company made €6.5 million of scheduled principal repayments under the company’s credit facility.

“With our major restructuring objectives achieved, the company’s improved cost structure positions us competitively and allows us to deliver a highly attractive value proposition to customers,” stated Mike Savage, Chief Financial Officer. “As spending levels for general and administrative expenses continue to decline, future operating performance is expected to benefit from our ability to concentrate a higher amount of resources on sales and marketing initiatives.”

Guidance

The following contains forward-looking guidance regarding Genesys’ financial outlook and is based on current expectations. As previously stated, in the fourth quarter of 2004 the company expects revenue to be essentially stable as compared to revenue in the fourth quarter of 2003, excluding any volatility in foreign exchange rates. The company further expects EBITDA margins for the fourth quarter of 2004, excluding non-recurring charges related to the finalization of the relocation and centralization initiatives, to be approximately twenty percent.

____________

(1)	USD amounts were calculated using the average quarterly exchange rate.
(2)	See attached note to consolidated statements of operations for reconciliation of operating income and EBITDA. (French GAAP).
(3)	Net cash is equivalent to cash and cash equivalents less bank overdrafts.

Conference Call and Webcast

Chief Executive Officer François Legros and Executive Vice President/Chief Financial Officer Michael E. Savage will host a conference call on Monday, November 15, 2004, at 5:30 p.m. Central European Time or 11:30 a.m. Eastern Standard Time to discuss third quarter 2004 financial results.

The conference call will be webcast live and may be accessed at www.genesys.com.

A replay of the call will be available at www.genesys.com.

Impact of Exchange Rates

The company serves large enterprises on a world-wide basis. As a result, the company has extensive international operations and thus significant exposure to exchange rate fluctuations, in particular the U.S. dollar. In 2003, the U.S. dollar declined significantly compared to the euro, and its value has remained weak during

2004. As a result, the comparability of the company’s revenues and results of operations expressed in euros were significantly impacted.

The Company prepares its consolidated financial statements in euros. In order to demonstrate the impact of the decline of the U.S. dollar on its revenues from the third quarter 2003 to the third quarter 2004, the company has recalculated its revenues as if its functional currency had been the U.S. dollar rather than the euro. For this purpose, the company has used the average for each quarter of the daily euro/U.S. dollar exchange rates for the third quarters of 2003 and 2004, respectively, which are the rates it used for translation purposes in its consolidated income statement.

The company believes that this analysis is useful because the majority of its revenues were actually earned in U.S. dollars. However, the change in its U.S. dollar revenues also reflects the mechanical impact of exchange rate differences on the portion of its consolidated revenues earned in euros.

Forward-Looking Statements

This release contains statements that constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements other than historical information or statements of current condition. These statements appear in a number of places in this release and include statements concerning the parties' intent, belief or current expectations regarding future events and trends affecting the parties' financial condition or results of operations. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward-looking statements as a result of various factors. Some of these factors are described in the Form 20-F that was filed by Genesys with the Securities and Exchange Commission on April 28, 2004. Although management of the parties believe that their expectations reflected in the forward-looking statements are reasonable based on information currently available to them, they cannot assure you that the expectations will prove to have been correct. Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of the date of this release. Except to the extent required by law, the parties undertake no obligation to revise or update any of them to reflect events or circumstances after the date of this release, or to reflect new information or the occurrence of unanticipated events.

About Genesys Conferencing

Genesys Conferencing is a leading provider of integrated Web, voice and video conferencing services to over 500,000 users worldwide, including users at nearly 200 of the Global Fortune 500 companies. The company’s services are designed to meet the full range of communication needs within the global enterprise, from small, collaborative team meetings to large, high-profile online events. The company’s flagship product, Genesys Meeting Center, provides a single-platform multimedia conferencing solution that is easy to use and available on demand. With offices in 21 countries across North America, Europe and Asia Pacific, the company offers an unmatched global presence and strong local support. Genesys Conferencing is listed on the Nouveau Marché in Paris (Euronext: 3955) and Nasdaq (GNSY). Additional information is available at www.genesys.com.

At Genesys Conferencing

Michael E. Savage	Marine Pouvreau
Executive Vice President and Chief Financial Officer	Investor Relations Manager
Phone: +1 703 736 7100	Phone: +1 703 733-2140
mike.savage@genesys.com	marine.pouvreau@genesys.com

GENESYS CONFERENCING

Consolidated Balance Sheets (French GAAP)

(In thousands of euros, except share data)

	December 31,	September 30,
	2003	2004
		unaudited
ASSETS
Fixed assets
Goodwill, net	€54,992	€17,424
Intangible assets, net	47,504	20,464
Tangible assets, net	22,014	19,808
Financial assets, net	1,255	1,222
Investments in affiliated companies	141	190
Total fixed assets	€125,906	€59,108
Current assets
Inventory	€29	€22
Accounts receivable, less allowances (€2,537 and
€ 2,202 at December 31, 2003 and September 30,
2004, respectively)	30,206	26,733
Deferred tax assets	840	233
Other current assets	10,600	7,378
Prepaid expenses and deferred charges	4,858	4,094
Marketable securities	9,614	2,315
Cash at bank	12,094	13,879
Total current assets	€68,241	€54,654
Total assets	€194,147	€113,762

LIABILITIES AND SHAREHOLDERS’ EQUITY
Shareholders’ equity
Ordinary shares, nominal value of €1 per share
18,307,756 shares issued and outstanding
at December 31, 2003 and September 30, 2004	€18,308	€18,308
Common shares to be issued	140	140
Additional paid-in capital	185,080	185,080
Additional paid-in capital to be issued	3,844	3,809
Accumulated deficit	(137,950)	(174,471)
Net loss for the period	(36,544)	(67,371)
Currency translation adjustments	15,945	15,881
Total shareholders’ equity	€48,823	€(18,624)
Provisions for risks and charges	€5,558	€4,586
Long-term debt
Long-term portion of long term debt	82,445	75,861
Long-term portion of capitalized lease obligations	298	108
Total long-term debt	€82,743	€75,969
Current liabilities
Bank overdrafts	3,850	3,248
Accounts payable and accrued liabilities	14,353	14,362
Tax payable and deferred compensation	15,611	16,097
Current portion of long-term debt	19,144	16,018
Current portion of capitalized lease obligations	572	620
Deferred revenue	88	80
Other liabilities	3,405	1,406
Total current liabilities	€57,023	€51,831
Total liabilities and shareholders’ equity	€194,147	€113,762

GENESYS CONFERENCING

Consolidated Statements of Operations (French GAAP)

(Unaudited. In thousands of euros, except share data)

	Three months ended September 30,		Nine months ended September 30,
	2003	2004	2003	2004

Revenue:
Services	€36,225	33,271	€123,921	104,978
Products	67	25	295	226
	€36,292	33,296	€124,216	105,204
Cost of revenue:
Services	13,555	13,714	44,415	40,719
Products	55	6	199	49
	13,610	13,720	44,614	40,768
Gross Profit	€22,682	19,576	€79,602	64,436
Operating expenses:
Research and development	1,043	868	3,128	2,951
Selling and marketing	9,300	8,823	28,460	27,810
General and administrative	8,231	8,187	29,218	27,037
Restructuring charge	1,562	457	1,562	2,546
Amortization of intangible assets	2,391	820	7,175	26,069
	22,527	19,155	69,543	86,413
Operating income / (loss)	€155	421	€10,059	(21,977)
Financial expenses, net	(1,937)	(565)	(5,766)	(3,633)
Equity in income of affiliated companies	(4)	12	11	49
Income tax expense	(535)	(952)	(2,576)	(3,057)
Amortization of goodwill	(1,503)	(809)	(4,009)	(38,753)
Net income/(loss)	€(3,824)	(1,893)	€(2,281)	(67,371)

Basic and diluted net income/(loss) per share	€(0.23)	(0.10)	€(0.14)	(3.67)
Number of outstanding shares used in
computing basic and diluted net
income/(loss ) per share	16,829,643	18,372,841	15,974,734	18,372,841

GENESYS CONFERENCING

Notes to the Consolidated Financial Statements (French GAAP)

(Unaudited. In thousands of Euros)

NOTE A: EBITDA CALCULATION	Three months ended September 30,		Nine months ended September 30,
	2003	2004	2003	2004

Operating income (loss)	€155	421	€10,059	(21,977)
Amortization of deferred acquisition
and deferred financing costs	409	73	1,186	577
Amortization of intangible assets	2,391	820	7,175	26,069
Depreciation and provisions	2,391	2,645	9,021	8,022
EBITDA (1)	€5,346	3,959	€27,441	12,691
Restructuring charge	1,562	457	1,562	2,546
Other non recurring charges	164	244	186	2,125
EBITDA before non-recurring items	€7,072	4,660	€29,189	17,362

NOTE B: DETAIL OF FINANCIAL EXPENSES, NET	Three months ended September 30,		Nine months ended September 30,
	2003	2004	2003	2004

Interest and other financial income	€11	393	€389	679
Foreign exchange gains	25	542	2,077	3,337
Total financial income	€36	935	€2,466	4,016

Interest and other financial expenses	1,676	1,429	5,805	4,255
Foreign exchange losses	297	71	2,427	3,394
Total financial charges	1,973	1,500	8,232	7,649

Financial expenses, net	€(1,937)	(565)	€(5,766)	(3,633)

NOTE C: DETAIL OF INCOME TAX EXPENSE	Three months ended September 30,		Nine months ended September 30,
	2003	2004	2003	2004

Deferred tax expense	€(202)	-	€(233)	(546)
Income tax expense	(333)	(952	(2,343)	(2,511)
Total income tax expense	€(535)	(952)	€(2,576)	(3,057)

NOTE D: DETAIL ACCOUNTS RECEIVABLE, NET	December 31,		September 30,
	2003		2004

Billed portion of accounts receivables, net	€23,462		€20,778
Un-billed portion of accounts receivables	6,744		5,955
Total accounts receivables, net	€30,206		€26,733

US GAAP ANNEX

GENESYS SA

U.S. GAAP CONSOLIDATED BALANCE SHEETS

(in thousands, except share data)

	December 31,	September 30,
	2003	2004
ASSETS		(Unaudited)
Current assets:
Cash and cash equivalents	€15,574	€14,533
Short-term portion of restricted cash	3,371	1,647
Un-billed accounts receivable	6,744	5,955
Billed accounts receivable, less allowances of €2,537 at December 31, 2003 and €2,202 at September 30, 2004	23,462	20,778
Inventory	29	22
Prepaid expenses	2,286	2,132
Other current assets	8,856	5,664
Total current assets	60,322	50,731
Property and equipment, net	27,284	25,112
Goodwill, net	75,047	22,014
Customer lists, net	42,774	16,710
Technology and other intangibles, net	352	143
Investment in affiliated company	141	190
Deferred tax assets	840	233
Deferred financing costs, net	2,531	1,937
Other assets	1,824	1,581
Long-term portion of restricted cash	2,722	—
Total assets	€213,837	€118,651
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Bank overdrafts	€3,850	€3,248
Accounts payable	8,676	9,502
Accrued liabilities	6,627	6,428
Accrued compensation	6,519	7,486
Tax payable	9,092	8,611
Deferred revenue	88	80
Current portion of long-term debt	18,564	14,592
Current portion of capitalized lease obligations	55	290
Current portion of deferred tax liability	2,143	1,013
Current portion of other long-term liability	1,740	1,911
Other current liabilities	3,242	1,415
Total current liabilities	60,596	54,576
Long-term portion of long-term debt	82,814	76,004
Long-term portion of capitalized lease obligations	107	108
Long term portion of deferred tax liability	11,504	3,756
Other long-term liability	3,173	1,806
Shareholders’ equity (deficit):
Ordinary shares: €1.00 nominal value and 18,307,756 shares issued and outstanding at December 31, 2003 and September 30, 2004	18,308	18,308
Common shares to be issued: €1.00 nominal value and 65,067 shares at December 31, 2003 and September 30, 2004	65	65
Additional paid-in capital	197,611	197,130
Accumulated other comprehensive income	15,372	16,329
Deferred compensation	(322)	—
Accumulated deficit	(174,640)	(248,680)
	56,394	(16,848)
Less cost of treasury shares: 22,131 shares at December 2003 and September 30, 2004	(751)	(751)
Total shareholders’ equity (deficit)	55,643	(17,599)
Total liabilities and shareholders’ equity (deficit)	€213,837	€118,651

See notes to financial statements

GENESYS SA

U.S. GAAP CONSOLIDATED STATEMENTS OF OPERATIONS (Unaudited)

(in thousands, except share data)

	Three months ended September 30,		Nine months ended September 30,
	2003	2004	2003	2004

Revenue:
Services	€36,225	€33,271	€123,921	€104,978
Products	67	25	295	226
	36,292	33,296	124,216	105,204
Cost of revenue:
Services	13,574	13,708	44,564	40,767
Products	55	6	199	49
	13,629	13,714	44,763	40,816
Gross profit	22,663	19,582	79,453	64,388
Operating expenses:
Research and development	1,044	868	3,128	2,951
Selling and marketing	9,300	8,823	28,460	27,810
General and administrative	8,097	8,113	28,430	26,299
Restructuring charge	—	458	—	2,547
Impairment of goodwill and other intangibles	—	—	—	75,401
Amortization of intangibles	2,608	952	7,834	4,435
Total operating expenses	21,049	19,214	67,852	139,443
Operating income (loss)	1,614	368	11,601	(75,055)
Interest income	16	44	195	145
Interest expense	(1,851)	(749)	(5,556)	(3,319)
Foreign exchange gain (loss)	285	951	5,615	(894)
Other financial expense, net	(87)	(380)	(857)	(813)
Financial expense, net	(1,637)	(134)	(603)	(4,881)
Equity in income (loss) of affiliated company	(4)	12	11	49
Income (loss) before taxes	(27)	246	11,009	(79,887)
Income tax (expense) credit	406	(694)	(88)	5,826
Net income (loss)	€379	€(448)	€10,921	€(74,061)

Basic net income (loss) per share	€0.02	€(0.02)	€0.68	€(4.03)

Diluted net income (loss) per share	€0.02	€(0.02)	€0.66	€(4.03)

Number of shares used in computing basic net income (loss) per share	16,829,643	18,372,841	15,974,734	18,372,841
Dilution effect on convertible notes	552,188	—	552,188	—
Number of shares used in computing diluted net income (loss) per share	17,381,831	18,372,841	16,526,922	18,372,841

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: November 15, 2004

GENESYS SA

By: /s/ François Legros

Name: François Legros

Title: Chairman and Chief Executive Officer